Free Writing Prospectus
VanEck Merk Gold Trust
2024-06-28 VanEck Merk Gold Trust Webpage
0001546652
Pursuant to 433/164
333-274643

5/14/24, 9:06 AM VanEck Merk Gold Trust (OUNZ) - OUNZ Delivers

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

Market Data | Overview | Guiding Principles | Responsible Sourcing | Taking Delivery | OUNZ Calculator | Patent | OUNZ FAQ

OUNZ Delivers

Fact Sheet Prospectus Reports

The VanEck Merk Gold Trust (the “Trust” or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.


OUNZ

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Past performance does not guarantee future performance or results. *Investors should consult with a tax professional for their particular situation and jurisdiction. Trading fees and other costs may apply.*

Retirement Account Eligible?	✓
Tax Efficiency	✓ With OUNZ, because you own a pro-rata share of the gold, taking delivery of gold is not taxable. You simply take delivery of what you already own. (*)
Delivery	✓ Proven record of delivering gold.
Transparency	✓

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5/14/24, 9:06 AM VanEck Merk Gold Trust (OUNZ) - OUNZ Delivers

	# of OUNZ shares owned: Number of shares Calculate Your shares correspond to ounces of gold.
Product Premium for Deliveries	✔ **Type of Gold:** --Select Type of Gold-- **Number of Bars or Coins:** --Select Number-- **Exchange Fee in USD:** No delivery fees for the lower 48 States. For details on fees click here.
Delivery Application	✔ Click to fill-in the short Delivery Application.
Share Submission	✔ Once the investor's Delivery Application is approved, we give a window of up to 7 business days after the approval to submit the shares.
Customer Service	✔ Our experienced team is here to help. Call toll-free at (855)MRK-OUNZ or email.
Reporting	✔ Investors take posession of what they already own; as such, there is no reporting of any gold that is delivered to investors in exchange for shares.
Allocated Gold	✔ Yes, OUNZ's physical gold is held in a segregated fashion in the name of the Trust. Each investor owns a pro-rata share of OUNZ, and as such holds pro-rata ownership of the Trust's gold. OUNZ's holdings are identified in a weight list of bars published at merkgold.com showing the unique bar number, gross weight, the assay or fineness of each bar and its fine weight.
Internal Controls	✔ OUNZ's internal controls are audited each year.
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	OUNZ - The Gold ETF that Delivers

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Insights & Research | About Merk https:// www.merkgold.com/index.php 3 /3 © 2024 Merk Investments LLC Terms and Conditions of Use / Privacy Policy 5/14/24, 9:06 AM VanEck Merk Gold Trust (OUNZ) - OUNZ Delivers (*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent sale of the gold received by the investor will be a taxable event. For details, please see "Taxation of U.S. Investors" in the p rospectus . A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable. The material must be preceded or accompanied by a p rospectus . Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses . Investing involves risk, including possible loss of principal . The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act . Shares of the Trust are not subject to the same regulatory requirements as mutual funds . Because shares of the Trust are intended to reﬂect the price of the gold held in the Trust, the market price of the shares is subject to ﬂuctuations similar to those affecting gold prices . Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”) . Brokerage commissions will reduce returns . The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery . Delivery may take a considerable amount of time depending on your location . Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will ﬂuctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and ﬂuctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the p rospectus . This content is published in the United States for residents of speciﬁed countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, ﬁnancial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck provides marketing services to the Trust. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.